JPMorgan Trust III

270 Park Avenue

New York, NY 10017

October 3, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Catherine Courtney Gordon, Division of Investment Management

Re:	JPMorgan Trust III
Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A (File Nos. 333-192502 and 811-22915) (“Registration Statement”)

Dear Ms. Gordon:

Thank you for providing additional comments on October 1, 2014 regarding the JPMorgan Multi-Manager Alternatives Fund. In response to your comments, the prospectus disclosure will be modified to (i) note that “directional” exposure refers to being either net long or short and (ii) provide additional detail on the example regarding the “excess return” of lower credit quality bonds (i.e., the higher returns lower credit quality bonds as a group traditionally provide relative to higher credit quality bonds). As discussed, changes made in response to your comments will be incorporated into the Fund’s prospectus via a 497 filing.

The undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please contact the undersigned at 212-648-0919 with any questions.

Very truly yours,

JPMORGAN TRUST III

By:	/s/ Carmine Lekstutis
Name:	Carmine Lekstutis
Title:	Assistant Secretary